# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Meridian Holdings Inc./NV, CIK 0001437925
CUSIP: 381098409
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3651 LINDELL ROAD, SUITE D131, LAS VEGAS, Nevada (NV), 89103
Date of event which requires filing of this statement: 08/28/2026
Filed by CIK 0001672837
Persons authorized to receive notices and communications: Anthony Brian Goodman, 3651 LINDELL ROAD, SUITE D131, LAS VEGAS, Nevada (NV), 89103, 702-318-7548

## Reporting persons
- Anthony Brian Goodman (CIK 0001672837): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); member of a group; source of funds: other (OO); sole voting power 407,416; shared voting power 290,873; sole dispositive power 407,416; shared dispositive power 290,873; aggregate amount beneficially owned 698,289 (5.51% of the class)
  Comment: (13) Based solely for the purposes of such calculation on a total of 12,669,479 shares of common stock outstanding as of July 29, 2026, as confirmed by the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.
- Luxor Capital, LLC (CIK 0001852146): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,873; sole dispositive power 0; shared dispositive power 290,873; aggregate amount beneficially owned 290,873 (2.3% of the class)
  Comment: (13) Based solely for the purposes of such calculation on a total of 12,669,479 shares of common stock outstanding as of July 29, 2026, as confirmed by the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Meridian Holdings Inc./NV
Address of issuer's principal executive offices: 3651 LINDELL ROAD, SUITE D131, LAS VEGAS, Nevada (NV), 89103

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Anthony Brian Goodman and Luxor Capital, LLC ("Luxor"), each a "Reporting Person" and collectively the "Reporting Persons". Anthony Brian Goodman ("Mr. Goodman") owns 100% of Luxor and serves as the Managing Member of Luxor and as such, Mr. Goodman is deemed to beneficially own the securities held by Luxor.
Residence or business address: Mr. Goodman's business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103. Luxor' business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.
Present principal occupation or employment: Anthony Brian Goodman's principal business occupation is Company Director. Luxor is a Nevada limited liability company which develops and owns intellectual property.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Mr. Goodman is a citizen of Australia. Luxor is a Nevada limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is supplemented as follows: From August 14, 2026 through September 17, 2026, Anthony Brian Goodman sold 245,445 shares of Common Stock in open market transactions, as set forth in Schedule A.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is supplemented by incorporating the information in Item 3 of this Amendment. Except for the dispositions reported herein, Item 4 remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 17, 2026, Mr. Goodman beneficially owns 698,289 shares of Common Stock, representing approximately 5.51% of the outstanding Common Stock, including 290,873 shares held by Luxor Capital, LLC. Luxor beneficially owns 290,873 shares, representing approximately 2.30%. Luxor's shares are included in Mr. Goodman's aggregate beneficial ownership and are not additional to that aggregate. Percentages are based on 12,669,479 shares outstanding as of July 29, 2026, as reported in the Issuer's Form 10-Q filed on that date.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: Schedule A sets forth transactions in Common Stock from July 20, 2026 through September 17, 2026. Sales through August 13, 2026 were previously disclosed; sales from August 14, 2026 are the additional sales covered by this Amendment.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. Mr. Goodman continues to beneficially own more than 5% of the class on either reconciliation basis above; this Amendment is not an exit filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is supplemented with Schedule A to this Amendment. Previously filed exhibits, including the Joint Filing Agreement dated March 12, 2021, remain incorporated by reference.

## Signatures
- Anthony Brian Goodman: /s/ Anthony Brian Goodman, Anthony Brian Goodman (09/18/2026)
- Luxor Capital, LLC: /s/ Anthony Brian Goodman, Managing Member (09/18/2026)